EXHIBIT 4.2

CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES

FOR SERIES E PREFERRED STOCK

  OF

CONEXUS CATTLE CORP.

Conexus Cattle Corp., a Nevada corporation (the “Company”), does hereby certify:

FIRST: That pursuant to authority expressly vested in it by the Articles of Incorporation of the Company, the Board of Directors of the Company has adopted the following resolution establishing a new series of Preferred Stock of the Company, consisting of Four Hundred Forty (440) shares designated “Series E Preferred Stock,” with such powers, designations, preferences, and relative participating, optional, or other rights, if any, and the qualifications, limitations, or restrictions thereof, as are set forth in the resolutions:

RESOLVED, that the Company's Board of Directors hereby approves the designation and issuance of the Series E Preferred Stock according to the terms and conditions as set forth in Exhibit A and authorizes and instructs the Company's Executive Officers to proceed in filing the Certificate of Designation with the State of Nevada and to take such other action as shall be appropriate in connection with the issuance of the Series E Preferred Stock.

SECOND: That said resolutions of the directors of the Company were duly adopted in accordance with the provisions of the Nevada Revised Statutes.

THIRD: That any action taken by any director, executive officer, employee or agent of the Company on or prior to the date hereof in furtherance of any of the foregoing matters be, and each such action hereby is, approved, ratified and confirmed in all respects as the action and deed of the Company; and be it further

IN WITNESS WHEREOF, the undersigned hereby affirms, under penalties of perjury, that the foregoing instrument is the act and deed of the Company and that the facts stated therein are true. Dated as of ____ May, 2015.

CONEXUS CATTLE CORP., a Nevada corporation

By:
Name:	Conrad Huss
Title:	President

1

EXHIBIT A

SERIES E PREFERRED STOCK TERMS

Section 1. Designation, Amount and Par Value. (a) The series of preferred stock shall be designated as the Series E preferred Stock (the “Series E Preferred Stock”), and the number of shares so designated and authorized shall be Four Hundred Forty (440). Each share of Series E Preferred Stock shall have a par value of $0.001 per share and a stated value of $1,000 per share (the “Stated Value”).

(b) Transfers. Shares of Series E Preferred Stock may be transferred, assigned, pledged or hypothecated by the Holder of such shares with the written consent of the Company, not to be unreasonably withheld.

Section 2. Redemption. The Company shall have the right to redeem the outstanding shares of Series E Preferred Stock from the Holders at any time after the Issuance Date at a redemption price per share equal to its Stated Value, in cash. The Company shall provide written notice to Holders of its intention to redeem such shares, and shall have five (5) Business Days from the date of such written notice to pay such redemption price to Holder by check or wire transfer, at the option of the Holder.

Section 3. Voting Rights; Negative Covenants. The Series E Preferred Stock shall not have the right to vote on any matter that may from time to time be submitted to the Company’s shareholders for a vote, either by written consent or by proxy. So long as any shares of Series E Preferred Stock are outstanding, the Company shall not and shall cause its subsidiaries not to, without the affirmative vote of the Requisite Holders, (a) alter or change adversely the powers, preferences or rights given to the Series E Preferred Stock, (b) alter or amend this Certificate of Designation, (c) amend its certificate of incorporation, bylaws or other charter documents so as to affect adversely any rights of any Holders of the Series E Preferred Stock, (d) increase the authorized or designated number of shares of Series E Preferred Stock, (e) issue any additional shares of Series E Preferred Stock (including the reissuance of any shares of Series E Preferred Stock converted for Common Stock) or (f) enter into any agreement with respect to the foregoing.

Section 4. Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary or a Sale (as defined below) (a “Liquidation”), the holders of the Series E Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series E Preferred Stock an amount equal to the Stated Value plus all accrued but unpaid dividends per share, whether declared or not, and all other amounts in respect thereof then due and payable prior to any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series E Preferred Stock shall be distributed among the holders of Series E Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The Company shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each record Holder of Series E Preferred Stock. A “Sale” shall mean a sale of the majority of assets, a merger (other than where the Company is the surviving entity) or consolidation by the Company with another corporation or other entity.

Section 5. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

“Common Stock” means the common stock, $0.001 par value per share, of the Company, and stock of any other class into which such shares may hereafter have been reclassified or changed.

“Issuance Date” means the earliest date on which a Holder receives shares of the Series E Preferred Stock, regardless of the number of certificates which may be issued to evidence such Series E Preferred Stock.

“Holder” means a registered holder of a share or shares of Series E Preferred Stock.

“Junior Securities” means the Common Stock and all other equity securities of the Company ranking junior to the Series E Preferred Stock in terms of payment of dividends or liquidation proceeds. The Series E shall rank pari passu with all other designated preferred stock issued by the Company.

“Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.